[redacted]

SECURI ... ON

13025829

DD 9/27/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2012 AND ENDING 07/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street
(No. and Street)

Pittsburgh PA 15213-1711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800, Pittsburgh PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/10/13

OATH OR AFFIRMATION

I, Thomas M. Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas M. Nixon & Associates, Inc., as of July 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Thomas M. Nixon
Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deonis L. Spektor, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

09-25-2013

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

JULY 31, 2013

Lally & Co.

CPAs and Business Advisors

THOMAS M. NIXON & ASSOCIATES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
JULY 31, 2013

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of **Thomas M. Nixon & Associates, Inc.** (the "Company"), which comprise the statement of financial condition as of July 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thomas M. Nixon & Associates, Inc.** as of July 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

As disclosed in note 3 to the financial statements, the Company has significant transactions with related parties.

August 26, 2013

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2013

ASSETS		
Current Assets		
Cash	$	20,061
Commissions Receivable		28,000
Stockholder Advances		25,204
Prepaid Expenses		3,110
		76,375
Property and Equipment		
Office Equipment		30,294
Furniture and Fixtures		33,794
Automobile		14,742
		78,830
Accumulated Depreciation		(76,114)
		2,716
Other Assets		1,800
Total Assets	$	80,891
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	824
Deferred Tax Liability		2,836
Total Liabilities		3,660
Stockholder's Equity		
Common Stock; No Par Value; $1 Stated Value Per Share; 1,000 Shares Authorized; 601 Shares Issued of which 1 Share is held in Treasury		98,967
Accumulated Deficit		(20,124)
		78,843
Treasury Stock - At Cost		(1,612)
Total Stockholder's Equity		77,231
Total Liabilities and Stockholder's Equity	$	80,891

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED JULY 31, 2013

REVENUE	
Commissions	$ 149,339
EXPENSES	
Program Commissions	25,008
General and Administrative Expenses	104,381
Total Expenses	129,389
Net Income Before Income Taxes	19,950
Income Taxes	(7,006)
Net Income	$ 12,944

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JULY 31, 2013

	Common Stock	Accumulated Deficit	Treasury Stock	Total
Balance - July 31, 2012	$ 98,967	$ (33,068)	$ (1,612)	$ 64,287
Net Income	-	12,944	-	12,944
Balance - July 31, 2013	$ 98,967	$ (20,124)	$ (1,612)	$ 77,231

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED JULY 31, 2013

Subordinated Borrowings at July 31, 2012	$	-
Increases		-
Decreases		-
Subordinated Borrowings at July 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JULY 31, 2013

OPERATING ACTIVITIES	
Net Income	$ 12,944
Adjustments to Reconcile Net Income to Net Cash From Operating Activities	
Deferred Income Taxes	6,424
Depreciation	3,027
Changes In:	
Commissions Receivable	(26,984)
Other Assets	(3,023)
Accounts Payable, Accrued Expenses, and Other Liabilities	(289)
Net Cash From Operating Activities	(7,901)
INVESTING ACTIVITIES	
Loans and Advances to Stockholder	(18,700)
Net Decrease in Cash	(26,601)
Cash - Beginning	46,662
Cash - Ending	$ 20,061

SUPPLEMENTAL CASH FLOW INFORMATION:

Income Tax Payments	$ 582

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Thomas M. Nixon & Associates, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company is located in Pittsburgh, Pennsylvania but has a nationwide client base. The Company executes investment transactions at the direction and on behalf of its customers. The Company does not carry security accounts for its customers or perform custodian functions related to customer securities.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Revenue Recognition

The Company primarily sells direct participation interests in limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

The Company recognizes commission revenue and related clearing expenses revenue on the trade-date basis as the securities transactions occur.

Commission revenue earned but not received is recorded in the accompany statement of financial condition under the caption "Commission Receivable". In the opinion of management, the entire balance is considered collectible and an allowance for doubtful accounts was not deemed necessary.

Approximately 95% of revenue earned during 2013 was generated by selling investments in oil and gas limited partnership.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method to distribute the cost of the assets over their estimated useful lives of three to seven years.

Maintenance and repairs that are not considered to extend the useful lives of assets are charged to operations as incurred. Expenditures for additions and improvements are capitalized. Upon sale or retirement, the cost of assets and related allowances are removed from the accounts and any resulting gains or losses are included in other income (expense) for the year.

Income Taxes

For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid. The Company is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Subsequent Events

The accompanying financial statements include an evaluation of events or transactions that have occurred after July 31, 2013 and through August 26, 2013, the date the financial statements were issued.

3 - RELATED PARTY TRANSACTIONS

The Company conducts its operations from offices provided by its stockholder under a 5-year operating lease commencing August 2008, which is ratified annually for an additional five year period under the same terms and conditions. Rent is charged to the Company for the use of the office space and office equipment. The Company incurred rent and office expenses with the stockholder totaling approximately $34,100 in 2013.

3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Future minimum lease payments for the next five years consist of the following:

Year Ending July 31	
2014	$ 37,200
2015	37,200
2016	37,200
2017	37,200
2018	37,200
	$ 186,000

On occasion, the Company makes advances to the stockholder. The outstanding advances do not bear interest, are uncollateralized, and have no fixed repayment terms. At July 31, 2013, the Company had outstanding advances to the stockholder of approximately $25,200, which is included under the caption "Stockholder Advances" in the accompanying statement of financial condition.

4 - INCOME TAXES

For the year ended July 31, 2013, a liability for deferred income taxes has been recorded due to the use of the cash basis method of accounting for income tax reporting purposes, accelerated methods of depreciation for tax purposes, and the benefit of net operating loss carryforwards for federal and state income tax purposes. At December 31, 2013, the Company had approximately $3,200 of unused federal and $32,200 of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2027 for federal and state purposes.

A portion of the net deferred tax liability recognized and recorded in the accompanying statement of financial condition, relates to the tax benefit of net operating loss carryforwards. Because the amount is not significant, the tax benefit of the net operating loss carryforwards is presented as an offset to the deferred tax liability. In the opinion of management, there is sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that the Company will utilize the loss carryforwards in the future because among other factors a significant portion of the net operating losses do not expire in the near term. However, there can be no assurance that the Company will generate taxable income or that all of its loss carryforwards will be utilized.

Income tax expense for the year ended July 31, 2013 consisted of approximately:

	Federal	State	Total
Current	$ 582	$ -	$ 582
Deferred	1,522	4,902	6,424
	$ 2,104	$ 4,902	$ 7,006

4 - INCOME TAXES (CONTINUED)

Approximate deferred tax (asset) liability as of July 31, 2013 consisted of:

	Federal	State	Total
Net Operating Loss Carryforward and Temporary Differences	$ 3,292	$ (456)	$ 2,836
Valuation Allowance	-	-	-
Net Deferred Tax Liability	$ 3,292	$ (456)	$ 2,836

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2013, the Company had net capital of $16,401, which was $11,401 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1.

6 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company sponsors an employee retirement 401(k) savings plan. The plan accepts both employee and employer contributions. Employer contributions cannot exceed 25% of eligible gross salaries. There were no Company contributions to the plan for the year ended July 31, 2013.

SUPPLEMENTARY INFORMATION

THOMAS M. NIXON & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013

NET CAPITAL		
Stockholders' Equity		$ 77,231
Deductions		
Non-Allowable Assets:		
Commissions Receivable	$ 28,000	
Stockholder Advances	25,204	
Prepaid Expenses, Property and Equipment, and Other Assets	7,626	
		60,830
Net Capital		$ 16,401
AGGREGATE INDEBTEDNESS		
Items Included in the Statement of Financial Condition:		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 824
Deferred Tax Liability		2,836
Total Aggregate Indebtedness		$ 3,660
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6 2/3 % of Aggregate Indebtedness or $5,000)		$ 5,000
Excess Net Capital		$ 11,401
Ratio of Aggregate Indebtedness to Net Capital		0.22 to 1

See independent auditors' report.

THOMAS M. NIXON & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of July 31, 2013)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$ 19,635
Difference:	
Audit Adjustments to Accrued Liabilities (Net)	(398)
Audit Adjustments to Deferred Tax Liability	(2,836)
Net Capital as Reported in the Audited Financial Statements	$ 16,401

See independent auditors' report.

THOMAS M. NIXON & ASSOCIATES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2013

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

See independent auditors' report.

OTHER INFORMATION

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Thomas M. Nixon & Associates, Inc.** (the "Company"), as of and for the year ended July 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated to management and those charged with governance in writing in a report dated August 26, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at July 31, 2013, to meet the SEC's objectives.

*****

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 26, 2013

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2013, which were agreed to by **Thomas M. Nixon & Associates, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2013 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

*****

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-034954 FINRA JUL 12/16/1985
THOMAS M NIXON & ASSOCIATES INC
4775 WALLINGFORD STREET
PITTSBURGH, PA 19213-1711

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas M. Nixon 412-621-6600

2. A. General Assessment (item 2e from page 2)		$ 357
B. Less payment made with SIPC-6 filed (exclude interest) 2/27/13 Date Paid		(224)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		133
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 133	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thomas M. Nixon & Associates, Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 18th day of September, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Aug 1, 20 12
and ending 7/31, 20 13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 149,338

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 149,338

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 6,738

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 6,738

2d. SIPC Net Operating Revenues $ 142,600

2e. General Assessment @ .0025 $ 357

(to page 1, line 2.A.)